Exhibit 12.1

BOK Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Fixed charges excluding interest on deposits
Interest expense excluding interest on deposits	$8,682	$4,738	$19,304	$16,362	$15,330	$20,309	$31,211
Rent expense representative of an interest factor	2,074	2,112	8,414	8,336	7,840	7,232	6,883

Fixed charges excluding interest on deposits	10,756	6,850	27,718	24,698	23,170	27,541	38,094

Earnings
Net income before taxes	$62,416	$113,478	$431,643	$439,630	$482,029	$546,676	$449,952
Fixed charges excluding interest on deposits	10,756	6,850	27,718	24,698	23,170	27,541	38,094

Adjusted earnings	73,172	120,328	459,361	464,328	505,199	574,217	488,046

Fixed charges including interest on deposits
Interest expense	$19,224	$16,843	$63,474	$67,045	$70,894	$87,322	$120,101
Rent expense representative of an interest factor	2,074	2,112	8,414	8,336	7,840	7,232	6,883

Fixed charges including interest on deposits	21,298	18,955	71,888	75,381	78,734	94,554	126,984

Earnings
Net income before taxes	$62,416	$113,478	$431,643	$439,630	$482,029	$546,676	$449,952
Fixed charges excluding interest on deposits	21,298	18,955	71,888	75,381	78,734	94,554	126,984

Adjusted earnings	83,714	132,433	503,531	515,011	560,763	641,230	576,936

Ratio of earnings to fixed charges
Excluding interest on deposits	6.80x	17.57x	16.57x	18.80x	21.80x	20.85x	12.81x
Including interest on deposits	3.93x	6.99x	7.00x	6.83x	7.12x	6.78x	4.54x

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges. For purposes of computing our ratio of earnings to fixed charges, earnings consist of net income before taxes plus fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense and one-third of our rental expense, which we estimate to represent interest.